Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 38,002 units in February 2020

Retail sales focus continues; Ready for BSVI transition; Efforts underway to mitigate COVID-19 impact

Mumbai, March 2, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for the month of February 2020, which stood at 40,634 vehicles, compared to 60,151 units during February 2019.

Domestic Sales Performance:

	Feb '20	Feb ’19	% change	FY20	FY19	% Change
Total Domestic Sales	38,002	57,221	-34%	4,31,040	6,10,108	-29%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “Commercial vehicle domestic sales in February 2020 was ~35% lower than last year. Retail in February was ahead of wholesale by 37%, helping bring down stocks even further to an all-time low. Retail in M&HCV grew by 23% over last month with fleet buyers stepping up purchases. We are on track for the BSVI migration, with BSIV stocks being consumed as per plan and BSVI production initiated. The supply disruptions from the COVID-19 outbreak in China could have some impact on the BSVI transition and all efforts are underway to mitigate it”

Category	Feb '20	Feb ’19	% change	FY20	FY19	% Change
M&HCV	6,739	12,437	-46%	73,884	1,35,778	-46%
I & LCV	3,356	5,017	-33%	40,916	50,266	-19%
SCV & Pick up	12,135	17,417	-30%	1,54,658	1,84,763	-16%
Passenger Carriers	3,342	4,240	-21%	36,061	46,968	-23%
Total Domestic	25,572	39,111	-35%	3,05,519	4,17,775	-27%
CV Exports	2,514	2,771	-9%	28,058	45,466	-38%
Total CV	28,086	41,882	-33%	3,33,577	4,63,241	-28%

Total MHCVs sales in February ’20 including MHCV Truck, Buses and International Business stood at 8,830 units compared to 14,468 units last year.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd.,,”Our new Altroz received an overwhelming response. Our NEW FOREVER product portfolio has built a strong order book since its launch end of January. However, the outbreak of COVID-19 in China and a recent fire incident at one of our strategic vendors affected the vehicle production and wholesale volume. Multiple actions are being taken to reduce the impact, staying close to our customers by providing transparency of the delivery situation. On a positive note our BSIV vehicle stock is well below the targeted level, we are well placed for the BSIV-BSVI transition and with the strong customer interest in the NEW FOREVER portfolio and a step up in market activation, we are confident of improving our market competitiveness and volume growth in the coming months”

Category	Feb '20	Feb ’19	% change	FY20	FY19	% Change
Total PV	12,430	18,110	-31%	1,25,521	1,92,333	-35%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.